

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 12, 2016

Tadas Dabasinskas
President
Apex Resources Inc
Alytaus g. 100
Varèna, Lithuania

Re: Apex Resources Inc
Amendment No. 5 to Registration Statement on Form S-1
Filed August 1, 2016
File No. 333-207109

Dear Mr. Dabasinskas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2016 letter.

General

1. Please update the disclosure required by Item 402 of Regulation S-K for the fiscal year ended June 30, 2016. See Regulation S-K Compliance and Disclosure Interpretation 117.05.

Exhibit 23.2

2. Please amend to include an auditor consent that identifies the <u>audit report date</u> of May 10, 2016 and the registration statement amendment <u>number</u>.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Adam S. Tracy
       Securities Compliance Group, Ltd.